                                                                      EXHIBIT 21

                          [LETTERHEAD OF DEAN FOODS]


              CURTICE-BURNS REJECTS DEAN FOODS ACQUISITION OFFER

FRANKLIN PARK, IL - September 28, 1994 - Dean Foods Company announced today that the Company has been informed that the Board of Directors of Curtice-Burns Foods, Inc., Rochester, New York, has rejected Dean Foods' proposal to acquire the outstanding common stock of Curtice-Burns for a maximum cash price of $20.00 per share, in favor of a $19.00 per share proposal from Pro-Fac Cooperative. Dean's offer had been subject to the satisfactory resolution of specified contingencies, including resolution as to amounts due upon termination of the agreement between Curtice-Burns and Pro-Fac Cooperative covering the purchase of various assets owned by Pro-Fac but used by Curtice-Burns in the conduct of its business. As a result of the Curtice-Burns' Board action, Dean Foods has withdrawn its proposal to acquire Curtice-Burns, which had included a letter of intent whereby Hormel Foods Corporation of Austin, Minnesota would have acquired the Nalley's Fine Foods Division of Curtice-Burns.

In commenting on today's announcement, Howard M. Dean, Chairman and Chief Executive Officer of Dean Foods Company, said, "We are disappointed by this development because the core businesses of Curtice-Burns would have made a good strategic fit with Dean Foods. The Company will continue to evaluate acquisition opportunities that build our businesses and enhance shareholder value."

Dean Foods is a diversified food processor and distributor, producing a full line of dairy and other food products, including fluid milk, cottage cheese, ice cream and frozen novelties, frozen yogurt and specialty foods such as canned and frozen vegetables, dips, pickles, relishes, powdered coffee creamers, peanut butter, syrups, and aseptic products. Products are sold to supermarkets, specialty food stores, foodservice facilities, other food processors and internationally. The Company recently reported first quarter earnings of $17.0 million, or $.43 per share, on sales of $614 million. In its fiscal year ended May, 1994, the Company reported earnings of $71.9 million or $1.81 per share, on sales of $2.4 billion.



DEAN FOODS COMPANY  3600 North River Road  Franklin Park, Illinois 60131
(312) 625-6200